*
mr

13012709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8-68193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Capital Americas LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Dunham 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/12/13

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Capital Americas LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Capital Americas LLC for the year ended December 31, 2012 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Executive Vice President
Chief Operating Officer

Timothy P. Dunham
Managing Director
Chief Financial Officer

Notary Public

KATHRYN M. SMITH
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 09/08/2015

Knight Capital Americas LLC
Statement of Financial Condition
December 31, 2012

pwc

Knight Capital Americas LLC
Statement of Financial Condition
December 31, 2012

Knight Capital Americas LLC
Index
December 31, 2012

Page(s)

pwc

Independent Auditor's Report

To the Member of
Knight Capital Americas LLC:

We have audited the accompanying statement of financial condition of Knight Capital Americas LLC as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Knight Capital Americas LLC at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

New York, NY
February 27, 2013

Knight Capital Americas LLC
Statement of Financial Condition
December 31, 2012

(in thousands)

Assets		
Cash and cash equivalents	$	64,643
Cash and securities segregated under federal and other regulations		166,992
Financial instruments owned, at fair value (including instruments pledged of $550,251)		1,883,770
Collateralized agreements		
Securities borrowed		986,713
Receivable from brokers, dealers and clearing organizations		685,471
Deposits with exchange clearing organizations		272,851
Receivable from customers		61,547
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $159,694		93,167
Goodwill		137,900
Intangible assets, less accumulated amortization of $48,968		27,942
Deferred tax assets, net		65,470
Other assets		47,450
Total assets	$	4,493,916
Liabilities and Member's Equity		
Liabilities		
Financial instruments sold, not yet purchased, at fair value	$	1,624,339
Collateralized financing agreements:		
Securities loaned		505,579
Financial instruments sold under agreements to repurchase		466,487
Payable to brokers, dealers and clearing organizations		297,534
Payable to customers		388,675
Accrued compensation expense		103,034
Accrued expenses and other liabilities		63,170
Total liabilities		3,448,818
Commitments and contingent liabilities (Note 16)		
Member's equity		1,045,098
Total liabilities and member's equity	$	4,493,916

The accompanying notes are an integral part of this financial statement

1. Organization and Description of the Business

Knight Capital Americas LLC (the "Company") is a single member limited liability company organized in the state of Delaware. The Company's member is Knight Capital Holdings LLC ("KCH"). The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

The Company is a broker-dealer and a futures commission merchant ("FCM") registered with the Securities Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a clearing member of principal stock exchanges and commodity exchanges in the United States, including the New York Stock Exchange ("NYSE") and the Chicago Mercantile Exchange ("CME") and is a member of Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), The Depository Trust & Clearing Corporation, the National Securities Clearing Corporation and The Options Clearing Corporation. The Company also is a member of the Municipal Securities Rulemaking Board. The Company's designated self-regulatory organizations are FINRA and the CME.

Effective as of the close of business on June 30, 2012, the Company, formerly known as Knight Execution & Clearing Services LLC ("KCS"), merged with its affiliate, Knight Capital Americas, L.P. ("KCA-LP"). KCS was then immediately renamed Knight Capital Americas LLC and remains an indirect wholly owned subsidiary of KCG. In accordance with Accounting Standard Codification (ASC) 805, *Business Combinations,* the transaction was accounted for as a combination of entities under common control and accounted for using the carryover basis of assets and liabilities acquired as if the combination had been in effect since January 1, 2012.

The net assets acquired were as follows:

(in thousands)

Cash and cash equivalents	$ 35,281
Cash and securities segregated under federal and other regulations	5,011
Financial instruments owned, at fair value	2,012,373
Receivable from brokers, dealers and clearing organizations	382,674
Fixed assets and leasehold improvements, net	83,416
Goodwill	140,118
Intangible assets, net	28,120
Other assets	30,153
Financial instruments sold, not yet purchased, at fair value	(1,617,454)
Financial instruments sold under agreements to repurchase	(115,297)
Payable to brokers, dealers and clearing organizations	(11,493)
Accrued compensation expense	(63,970)
Accrued expenses and other liabilities	(50,418)
	$ 858,514

Included in Receivable from brokers, dealers and clearing organizations was $322.7 million receivable from KCS that was eliminated in consolidation.

As a result of the merger the Company recorded net deferred tax assets of $21.7 million which had previously been recorded by KCH. This has been treated as a capital contribution to the Company in 2012.

The Company's operating activities consist of the following:

Market Making
Market Making principally consists of market making in equities and listed options. As a market maker, the Company commits capital for trade executions by offering to buy securities from, or sell securities to, institutions and broker-dealers. Market Making primarily includes client, and to a lesser extent, nonclient electronic market making activities in which the Company operates as a market maker in equity securities quoted and traded on the Nasdaq Stock Market; the over-the-counter ("OTC") market for NYSE, NYSE Amex Equities ("NYSE Amex") and NYSE Arca listed securities. As a complement to electronic market making, the Company's cash trading business handles specialized orders and also transacts on the OTC Bulletin Board and the OTC Markets Group Inc. The Company provides trade executions as an equities Designated Market Maker ("DMM") on the NYSE and NYSE Amex. Market Making also includes the Company's option market making business which trades on substantially all domestic electronic exchanges.

Institutional Sales and Trading
Institutional Sales and Trading includes equity, exchange traded fund ("ETF") and fixed income sales and trading, and capital markets activities. The primary business of Institutional Sales and Trading is to execute and facilitate equities, ETF's and fixed income transactions as agent on behalf of institutional clients, and commit capital on behalf of the clients when needed. This is predominantly a full-service execution business, in which much of the interaction is based on the Company's client relationships. The Company also facilitates client orders through program and block trades and riskless principal trades and provides capital markets services, including equity and debt offerings as well as private placements.

Electronic Execution Services
The Company offers access via its electronic agency-based platforms to markets and self-directed trading in equities, equity options, fixed income and futures contracts. In contrast to Market Making, these businesses generally do not act as a principal to transactions that are executed and generally earn commissions for acting as an agent between the principals to the trade.

Other Services
As of June 1, 2012, the Company became a futures commission merchant ("FCM") with the acquisition of certain assets and liabilities of Penson Futures, the futures division of Penson Financial Services, Inc. ("Penson"). This business primarily provides futures execution, clearing and custody services to facilitate transactions among brokers, institutions and nonclearing FCM's on major U.S and European futures and options exchanges. The Company also provides clearing services to affiliates, other broker dealers and clears the majority of its proprietary equity, ETF and equity option businesses.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Assets Segregated or Held in Separate Accounts Under Federal or Other Regulations
The Company maintains custody of customer funds and, as a result, it is subject to various regulatory rules and regulations. As a result of these customer holdings, the Company is obligated by the SEC and the CFTC to segregate or set aside cash and/or qualified securities to satisfy these

regulations, which have been promulgated to protect customer assets. The amounts recognized as Cash and securities segregated under federal and other regulations approximate fair value.

Market Making, Sales, Trading and Execution Activities
Financial instruments owned and Financial instruments sold, not yet purchased, which relate to market making and trading activities, include listed and OTC equity securities, listed equity options and fixed income securities which are recorded on a trade date basis and carried at fair value.

Fair Value of Financial Instruments
The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

See Footnote 5 "Fair Value of Financial Instruments" for a description of valuation methodologies applied to the classes of financial instruments at fair value.

Collateralized Agreements and Financing
Collateralized agreements consist of securities borrowed. Collateralized financings consist of securities loaned and financial instruments sold under agreements to repurchase.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the securities settlement process and require the Company to deposit cash or other collateral with the lender. Securities loaned transactions help finance the Company's securities inventory whereby the Company lends stock to counterparties in exchange for the receipt of cash or other collateral from the borrower. In these transactions, the Company receives or lends cash or other collateral in an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed or loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Financial instruments sold under agreements to repurchase are used to finance inventories of securities and other financial instruments and are recorded at their contractual amount. The Company has entered into bilateral and tri-party term and overnight repurchase agreements which bear interest at negotiated rates. The Company receives cash and makes delivery of financial instruments to a custodian who monitors the market value of these instruments on a daily basis. The market value of the instruments delivered must be equal to or in excess of the principal amount loaned under the repurchase agreements plus the agreed upon margin requirement. The custodian may request additional collateral, if appropriate.

The Company's securities borrowed, securities loaned and financial instruments sold under agreements to repurchase are recorded at amounts that approximate fair value. These items are recorded based upon their contractual terms and are not materially sensitive to shifts in interest rates because they are short-term in nature and are fully collateralized. These items would be categorized as Level 2 in the fair value hierarchy if they were required to be recorded at fair value.

Goodwill and Intangible Assets
The Company tests goodwill and intangible assets with an indefinite useful life for impairment annually or when an event occurs or circumstances change that signifies the existence of an impairment. The Company amortizes other intangible assets on a straight line basis over their estimated useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Payable to Customers
Payable to customers arise primarily from futures transactions and include amounts due on cash and margin transactions. Due to their short-term nature, such amounts approximate fair value.

Foreign Currencies
The functional currency of the Company is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Depreciation and Amortization
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service. The Company reviews fixed assets and leasehold improvements for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

Income Taxes
The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Stock-Based Compensation
Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company. Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the requisite service period, which is typically the vesting period.

Expected forfeitures are considered in determining stock-based employee compensation expense. The Company recorded a benefit for expected forfeitures on all outstanding stock-based awards. The benefit recorded did not have a material impact on the results of operations.

The Company applies a nonsubstantive vesting period approach for stock- based awards whereby the expense is accelerated for those employees that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the options or RSUs vesting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

3. August 1, 2012 Technology Issue

The Company experienced a technology issue at the open of trading at the NYSE on August 1, 2012. This issue was related to the installation of trading software and resulted in the Company sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market. Although this software was subsequently removed from the Company's systems, the Company incurred a loss of $457.6 million as a result of the technology issue.

4. Assets Segregated or Held in Separate Accounts Under Federal or Other Regulations

At December 31, 2012, included on the Statement of Financial Condition are assets segregated or held in separate accounts under the Commodity Exchange Act which comprise the following:

(in thousands)

Cash and securities segregated under federal or other regulations		
Cash and cash equivalents	$	114,535
U.S. government obligations		3,000
Deposits with exchange clearing organizations		
Cash and cash equivalents		79,441
U.S. government obligations		177,680
Receivables from brokers, dealers and clearing organizations		
Cash and cash equivalents		5,230
	$	379,886

Additionally, included in Cash and securities segregated under federal and other regulations was cash of $25.0 million which has been segregated in special reserve accounts for the exclusive benefit of customers and $24.5 million in a special reserve account for the exclusive benefit of introducing brokers under SEC Rule 15c3-3.

5. Fair Value of Financial Instruments

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in Footnote 2 "Significant Accounting Policies." The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value at December 31, 2012:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned, at fair value				
Equities [1]	$ 1,440,586	$ -	$ -	$ 1,440,586
U.S. government obligations	1,854	-	-	1,854
Corporate debt [2]	106,507	-	-	106,507
Mortgage-backed securities	-	132,732	-	132,732
Listed equity options	202,091	-	-	202,091
Total Financial instruments owned, at fair value	1,751,038	132,732	-	1,883,770
Deposits with exchange clearing organizations [3]	182,280	-	-	182,280
Securities segregated under federal and other regulations [3]	3,000	-	-	3,000
Total fair value of financial instruments ass	$ 1,936,318	$ 132,732	$ -	$ 2,069,050
Liabilities				
Financial instruments sold, not yet purchased, at fair value				
Equities [1]	$ 1,150,239	$ -	$ -	$ 1,150,239
Listed equity options	155,942	-	-	155,942
U.S. government obligations	248,037	-	-	248,037
Corporate debt [2]	70,121	-	-	70,121
Total Financial instruments sold, not yet purchased, at fair value	$ 1,624,339	$ -	$ -	$ 1,624,339

(1) Equities of $676.8 million have been netted by their respective long and short positions by CUSIP number

(2) Corporate debt of $0.1 million has been netted by respective long and short positions by CUSIP number

(3) Deposits with exchange clearing organizations and Securities segregated under federal and other regulations consist of U.S government obligations

The Company's equities, listed equity options, U.S. government obligations and rated corporate debt will generally be classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

The Company's mortgage-backed securities are classified within Level 2 are not actively traded and are priced based upon dealer quotations, prices observed from recently executed transactions and cash flow models that incorporate LIBOR forward interest rates, weighted average coupon, weighted average loan age, loan to value and other observable inputs.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, Valuations are adjusted to reflect illiquidity or nontransferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. As of December 31, 2012, the Company did not hold any financial instruments that met the definition of Level 3.

The Company's assets measured at fair value on a nonrecurring basis solely relates to goodwill and intangible assets arising from various acquisitions which would be classified as Level 3 within the fair value hierarchy. See Footnote 11 "Goodwill and Intangible Assets" for additional information.

As of December 31, 2012, the Company held 927,000 long listed equity option contracts with a gross fair value of $202.1 million and 967,000 short listed equity option contracts with a gross fair value of $155.9 million which are included on the Statement of Financial Condition within Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value, respectively.

6. Deposits With Exchange Clearing Organizations

Deposits with exchange clearing organizations at December 31, 2012 consist of:

(in thousands)

Margins		
Cash and cash equivalents	$	80,459
U.S. government obligations		177,980
Guarantee deposits		
Cash and cash equivalents		10,112
U.S. government obligations		4,300
	$	272,851

7. Collateralized Transactions

The Company receives financial instruments as collateral in connection with securities borrowed. Such financial instruments generally consist of equity and convertible securities but may include obligations of the U.S. government, federal agencies, Non-U.S. governments and corporations. In most cases, the Company is permitted to deliver or repledge these financial instruments in connection with securities lending and other secured financings and meeting settlement requirements.

As of December 31, 2012, the fair value of financial instruments received as collateral by the Company that it was permitted to deliver or repledge was $965.7 million, of which $910.2 million had been delivered or repledged, and $65.9 million could be repledged by the receiving counterparty.

The Company also pledges assets owned in order to finance securities inventory positions to counterparties who, in turn, are permitted to deliver or repledge them. Financial instruments owned and pledged to counterparties that have the right to deliver or re-pledge them were $550.3 million at December 31, 2012.

Additionally, the Company enters into collateralized transactions in order to finance securities inventory positions. Under these transactions, the Company pledges certain financial instruments to collateralize repurchase agreements. Financial instruments owned and pledged to counterparties that did not have the right to sell or repledge such financial instruments consisted of equity securities with a fair value of $414.0 million as of December 31, 2012. Repurchase agreements are short-term and mature within one year.

8. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2012 consist of the following:

(in thousands)	Receivable	Payable
Clearing organizations	$ 309,839	$ -
Clearing brokers	272,000	238,313
Securities failed to deliver/receive	83,968	26,472
Fees, commissions and other	19,664	32,749
	$ 685,471	$ 297,534

Management believes that the carrying value of the amounts receivable from and payable to brokers, dealers and clearing organizations approximate fair value since they are short term in nature.

9. Receivable From and Payable to Customers

Receivable from and payable to customers arise primarily from cash deposited for futures and options on futures transactions, amounts due to and from customers for receive or delivery versus payment transactions in securities and also include gains and losses on open futures trades.

Customer owned securities, consisting primarily of U.S. Government securities, and cash commodities are held by the Company as collateral for receivables from customers and as margin deposits for trading. Customer owned securities held by the Company of $60.1 million, the net long/short value of customers' options on futures positions of $17.6 million, and cash commodities of $6.6 million are not reflected on the Statement of Financial Condition. At December 31, 2012, the fair value of customer securities held that the Company is permitted by contract or custom to sell or repledge was approximately $60.1 million, of which $58.3 million was deposited as margin with exchange clearing organizations.

Management believes that the carrying value of the amounts receivable from and payable to customers approximate fair value since they are short term in nature.

10. Fixed Assets and Leasehold Improvements.

Fixed Assets and leasehold improvements comprise the following:

(in thousands)	Depreciation Period		
Computer hardware and software	3 years	$	127,416
Leasehold improvements	*		104,123
Furniture and fixtures	7 years		12,062
Telephone systems	5 years		8,446
Equipment	5 years		814
			252,861
Less: Accumulated depreciation			(159,694)
		$	93,167

* Shorter of life of lease or useful life of assets

11. Goodwill and Intangible Assets

Goodwill is assessed for impairment annually or when events indicate that the amounts may not be recoverable. The Company assesses goodwill for impairment at the reporting unit level. The Company's reporting units are the components of its business segments for which discrete financial information is available and is regularly reviewed by the Company's management. As part of the assessment for impairment, the Company considers the cash flows of the respective reporting unit and assesses the fair value of the respective reporting unit as well as the overall market value of the Company compared to its net book value. The assessment of fair value of the reporting units is principally performed using a discounted cash flow methodology with a risk-adjusted weighted average cost of capital which the Company believes to be the most reliable indicator of the fair values of its respective reporting units.

Intangible assets are assessed for recoverability when events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company assesses intangible assets for impairment at the "asset group" level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As part of the assessment for impairment, the Company considers the cash flows of the respective asset group and assesses the fair value of the respective asset group. Step 1 of the impairment assessment for intangibles is performed using undiscounted cash flow models, which indicates whether the future cash flows of the asset group are sufficient to recover the book value of such asset group. When an asset is not considered to be recoverable, step 2 of the impairment assessment is performed using a discounted cash flow methodology with a risk-adjusted weighted average cost of capital to determine the fair value of the intangible asset group. In cases where amortizable intangible assets and goodwill are assessed for impairment at the same time, the amortizable intangibles are assessed for impairment prior to goodwill being assessed.

As noted in Footnote 3, "August 1, 2012 Technology Issue", the events surrounding the August 1, 2012 technology issue resulted in a substantial decrease in the Company's trading volumes and commission revenues as many customers reduced their trading activity. This was determined by management to be a triggering event for certain of the Company's businesses and resulted in the Company being required to assess the carrying amount and recoverability of the goodwill related to those businesses. The goodwill impairment assessment performed as a result of the August 1, 2012 triggering event, indicated that the fair value of goodwill related to the institutional fixed income business was less than its book value and as a result the Company recorded an impairment charge of $114.3 million.

The events of August 1, 2012 also impacted the recoverability of certain intangible assets. The intangible asset impairment assessment performed indicated that the intangible assets in the Company's DMM business was impaired, and that the fair value of such intangible assets was less than the book value. As a result, the Company recorded an impairment charge of $11.9 million comprising trading rights related to the Company's DMM business.

No other events occurred in 2012 that would indicate that the carrying amounts of the Company's goodwill or intangible assets may be impaired.

The following table summarizes the Company's Goodwill as of December 31, 2012

(in thousands)

Purchase of EdgeTrade business	$	51,730
Purchase of Direct Trading business		43,771
Purchase of ValuBond business		14,166
Purchase of Trimark business		10,085
Purchase of Kellogg DMM business units		9,134
Purchase of Penson Futures business units		2,417
Purchase of Tradetech business		3,008
Purchase of Donaldson business		3,589
Total goodwill	$	137,900

In 2012, the Company recorded goodwill of $2.4 million as a result of the acquisition of certain assets and the assumption of certain liabilities of the former futures division of Penson (see Footnote 20 "Acquisition" for further discussion).

Substantially all of the Company's intangible assets are deemed to have finite lives and are being amortized over their useful lives, which have been determined to range from 6 to 20 years. The weighted average remaining life of the Company's intangible assets at December 31, 2012 is approximately seven years.

The following table summarizes the Company's Intangible assets, net of accumulated amortization as of December 31, 2012:

(in thousands)

Customer and broker relationships [1]	
Gross carrying amount	$ 62,300
Accumulated amortization	(40,176)
Net carrying amount	22,124
Trade names [2]	
Gross carrying amount	4,300
Accumulated amortization	(1,421)
Net carrying amount	2,879
Other [3]	
Gross carrying amount	10,310
Accumulated amortization	(7,371)
Net carrying amount	2,939
Total	
Gross carrying amount	76,910
Accumulated amortization	(48,968)
Net carrying amount	$ 27,942

In 2012, the Company recorded intangible assets of $3.5 million as a result of the acquisition of certain assets and the assumption of certain liabilities of the former futures division of Penson (see Footnote 20 "Acquisition" for further discussion).

(1) Customer and broker relationships relate to the Donaldson, Direct Trading, EdgeTrade and Penson Futures acquisitions. The weighted average remaining life is approximately seven years as of December 31, 2012. Lives may be reduced depending upon actual retention rates.

(2) Trade names relate to the acquisition of EdgeTrade. The weighted average remaining life is approximately ten years as of December 31, 2012.

(3) Other includes technology and noncompete agreements acquired by the Company. The weighted average remaining life is approximately two years as of December 31, 2012.

12. Credit Facility

On June 29, 2011, the Company and KCA-LP, entered into a $200.0 million one-year Revolving Credit Agreement (the "Revolving Credit Agreement") with a consortium of banks. The Revolving Credit Agreement was renewed with substantially the same consortium of banks on substantially the same terms and conditions on June 27, 2012 and will expire on June 26, 2013. As a result of the consolidation of the Company and KCA-LP as of June 30, 2012, the Company is now the sole borrower under the Revolving Credit Agreement.

The Revolving Credit Agreement comprises two classes of loans: Borrowing Base A and Borrowing Base B. The proceeds of the Borrowing Base A Loans may be used to meet the short-term liquidity needs of the Company arising in the ordinary course of clearing and settlement activity. The proceeds of the Borrowing Base B Loans can only be used to fund National Securities Clearing Corporation ("NSCC") margin deposits.

Borrowings under the Revolving Credit Agreement bear interest at a rate equal to the greater of the federal funds rate or the one month LIBOR rate plus (a) for each Borrowing Base A Loan, a margin of 1.50% per annum and (b) for Borrowing Base B Loans, a margin of 2.00% per annum. Interest is payable quarterly. On August 6, 2012, the Company drew down $200.0 million under the Revolving Credit Agreement and repaid the full amount on August 7, 2012. As of December 31, 2012, there were no outstanding borrowings under the Revolving Credit Agreement.

The Company is charged an annual commitment fee of 0.25% on the average daily amount of the unused portion of the Revolving Credit Agreement. Depending on each borrowing base, availability under the Revolving Credit Agreement is limited to either (i) a percentage of the market value of temporary positions pledged as collateral in the case of Borrowing Base A Loans, or (ii) a percentage of the margin deposit required by the NSCC in the case of Borrowing Base B Loans.

Among other restrictions, the Revolving Credit Agreement includes customary representations, warranties, affirmative and negative covenants related to (a) liens, (b) financial covenant requirements for maintaining a consolidated leverage ratio and a liquidity ratio, as well as requirements for maintaining minimum levels of tangible net worth and regulatory capital, and (c) restrictions on investments, dispositions and other restrictions and events of default customary for financings of these types. As of December 31, 2012, the Company was in compliance with all covenants under the Revolving Credit Agreement.

13. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees of the Company are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to annual limits.

KCG provides medical coverage for substantially all employees under a self-insured program administered by a third party provider.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Unvested awards granted before September 1, 2010 are generally canceled if employment is terminated before the end of the relevant vesting period. For annual incentive awards granted after September 1, 2010 and up to September 30, 2011, full vesting is given where an employee has been terminated without cause by the Company. For all other awards granted after September 1, 2010 and up to September 30, 2011 unvested awards are generally canceled if employment is terminated for any reason before the end of the relevant vesting period. Effective October 1, 2011, for all awards granted after such date, full vesting will be given where an employee has been terminated without cause by the Company.

Restricted Shares and Restricted Stock Units

Eligible employees receive KCG restricted shares and/or restricted stock units (collectively, "restricted awards") as a portion of their total compensation. Restricted awards generally vest ratably over three years. KCG has the right to fully vest employees in their restricted stock units upon retirement and in certain other circumstances.

Stock Options

The Company's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. The Company has the right to fully vest employees in their options upon retirement and in certain other circumstances.

14. Income Taxes

The Company is considered to be a disregarded entity for income tax purposes. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. This allocation of KCG's income tax expense or benefit for the year ended December 31, 2012 is included in Income tax benefit on the Statement of Operations.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset at December 31, 2012 of $65.5 million is included in Deferred tax assets, net on the Statement of Financial Condition. The deferred tax asset is attributable to differences in the book and tax bases of the Company's goodwill and intangible assets, fixed assets and other assets, net operating losses, as well as deferred compensation.

15. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total dollar value traded by the Company during the period. The total dollar value traded is defined as the total US equity dollar value traded plus the US fixed income notional value traded during the period. For the year ended December 31, 2012, no client accounted for 10% or more of the total dollar value traded.

16. Commitments and Contingent Liabilities

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to several of these matters at the present time. Given the inherent difficulty of predicting the outcome of the litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, or where cases or proceedings are in the early stages, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular period, depending, in part, upon operating results for that period.

As noted in Footnote 3, "August 1, 2012 Technology Issue", the Company experienced a technology issue at the open of trading at the NYSE on August 1, 2012. This issue was related to the installation of trading software and resulted in the Company sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market. The Company has since been named in two putative class actions and one derivative lawsuit relating to the technology issue and has received several derivative demand letters and/or requests for the inspection or production of certain books and records pursuant to Delaware law related to the technology issue. In addition, the Company is the subject of regulatory investigations.

Subsequent to the August 1 technology issue, the SEC and other regulators commenced on-site examinations of the Company's capital and liquidity condition. Those onsite examinations have concluded. Further, on or about August 9, 2012, the SEC began an examination, related to the August 1 technology issue, of the firm's compliance with SEC Rule 15c3-5 (the "Market Access Rule") and other rules and regulations. The SEC issued a formal order of investigation concerning the Company on August 29, 2012. The investigation is ongoing and the Company is cooperating with the regulators.

The Company is subject to extensive oversight under federal and state as well as SRO rules. Changes in market structure and the need to remain competitive require constant changes to the Company's systems and order handling procedures. The Company makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. As a major order flow execution destination, the Company is named from time to time in, or is asked to respond to a number of regulatory matters brought by U.S. regulators and SROs that arise from our business activities. The Company is currently the subject of various regulatory reviews and investigations. In some instances, these matters may rise to a disciplinary action and/or civil or administrative action.

While the Company is unable to predict the outcome of any possible litigation or investigation related to the technology issue, an unfavorable outcome in one or more of these matters could have a material adverse effect on the Company's financial condition or ongoing operations. In addition, the Company expects to incur additional expenses in defending against litigation and in connection with investigations.

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed dollar-based escalation clauses. The Company has sublet a portion of its excess office space to third parties. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2012, future minimum rental commitments under all noncancelable office leases ("Gross Lease Obligations"), Sublease Income and Other Obligations (which includes computer and equipment leases and guaranteed employment contracts longer than one year and other commitments) were as follows:

(in thousands)	Gross Lease Obligations	Sublease Income	Net Lease Obligations	Other Obligations
Years Ending December 31,				
2013	$ 17,004	$ 1,786	$ 15,218	$ 10,785
2014	16,715	1,356	15,359	-
2015	16,071	1,300	14,771	-
2016	15,632	1,333	14,299	-
2017	15,671	1,412	14,259	-
Thereafter through August 31, 2023	72,198	192	72,006	-
	$ 153,291	$ 7,379	$ 145,912	$ 10,785

During the normal course of business, the Company may enter into futures contracts. These financial instruments are subject to varying degrees of risks whereby the fair value of the securities underlying the financial instruments, may be in excess of, or less than, the contract amount. The Company is obligated to post collateral against certain futures contracts.

17. Related Party Transactions

The Company pays an affiliate a fee for introducing transactions from European and Asian customers based upon a portion of the revenue generated by those transactions.

The Company reimburses an affiliate for costs related to the technology development and expansion of the Company's Market Making business.

The Company receives fees from affiliates which represents the affiliates' allocation of certain shared services costs.

The Company allocates out portions of its accounting, compliance and IT support costs to certain affiliates. Additionally, the Company receives direct allocations from KCG and other affiliates based on employees time spent on the Company's activities.

The Company receives fees from an affiliated broker for clearing introduced transactions from customers and proprietary transactions of the affiliated broker.

Related to the clearance of proprietary transactions introduced by an affiliated broker, the Company carries balances related to the proprietary accounts of the introducing broker ("PAIB"). Included in Payable to brokers, dealers and clearing organizations are PAIB balances payable to the affiliate of $292,000. The Company charges or credits the affiliated broker interest on these balances an amount that approximates its external borrowing rate.

In the normal course of business, the Company may enter into short-term loans, payable on demand, from KCG and other affiliated companies for which the Company pays an amount

approximating its borrowing rate. At December 31, 2012, the Company had a short term Loan payable to KCG of $10 million which is included in Accrued expenses and other liabilities on the Statement of Financial Condition. The company also had $11.7 million in noninterest bearing receivables from KCG which primarily relate to current income taxes receivable which is included in Other assets on the Statement of Financial Condition.

As a result of a financing transaction done by KCG in August of 2012, each of three investors are considered to hold more than 10% of KCG stock and therefore are related parties. The Company interacts with each of the three investors as part of its normal day to day operations. As of December 31, 2012, balances with these related parties or their affiliates are as follows:

(in thousands)

Assets		
Securities borrowed	$	42,196
Receivable from brokers, dealers and clearing organizations		145
Other assets		3
Liabilities		
Securities loaned	$	3,754
Payable to brokers, dealers and clearing organizations		57
Accrued expenses and other liabilities		3

18. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

As a market maker of equities and options, the majority of the Company's securities transactions are conducted as principal or riskless principal with broker-dealers and institutional counterparties primarily located in the United States. The Company self-clears substantially all of its U.S. equity and option securities transactions. The Company clears a portion of its securities transactions through third party clearing brokers. Foreign transactions are settled pursuant to global custody and clearing agreements with major U.S. banks. Substantially all of the Company's credit exposures are concentrated with its clearing brokers, broker-dealer and institutional counterparties. The Company's policy is to monitor the credit standing of counterparties with which it conducts business.

Upon the acquisition of the futures business of Penson in June 2012 (see Footnote 20 "Acquisition"), the Company began providing execution, clearing and custody services in futures contracts and options on futures contracts to facilitate customer transactions on major U.S. and European futures and options exchanges. Customer activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligation as the Company guarantees the performance of its customers to the respective clearing houses or other brokers. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Margin is a good faith deposit from the customer that reduces risk to the Company of failure by the customer to fulfill obligations under these contracts. The Company establishes customer credit limits and monitors required margin levels on a daily basis and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default. Management believes that the margin

deposits and collateral held at December 31, 2012 were adequate to minimize the risk of material loss that could be created by positions held at that time.

The Company's customer activities may require the Company to pledge customer securities. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

Financial instruments sold, not yet purchased, at fair value represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

The Company may also be exposed to foreign currency fluctuations resulting from customer and proprietary trading activities.

19. Guarantees

Guarantees are contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460, *Guarantees*, also includes contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and management believes that any potential requirement to make payments under these agreements is remote.

At December 31, 2012, the Company has guaranteed bank loans of approximately $1.8 million for certain customers who are members of commodity futures exchanges. These guarantees expire on various dates through September 23, 2017 and are secured by exchange memberships with an approximate fair value of $3.7 million at December 31, 2012. In the event these parties default on their loans and the value of the collateral is insufficient to pay the loans, the Company would be required to perform under these guarantees. Management believes that proceeds from liquidation of the collateral would cover the maximum potential amount of future payments under the guarantees.

20. Acquisition

As described in Footnote 1, "Organization and Description of Business", the Company completed the acquisition of certain assets and the assumption of certain liabilities of Penson Futures, the futures division of Penson for $5.0 million in cash and a potential earn-out based on future performance valued at $3.7 million as of June 1, 2012. Goodwill and intangible assets recognized upon the closing of the transaction amounted to $5.9 million. All of the goodwill from this transaction is expected to be deductible for income tax purposes. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

(in thousands)

Cash	$	5,000
Fair value of earn-out		3,700
Recorded purchase price	$	8,700
Cash	$	1,732
Segregated cash and securities		120,641
Receivable from brokers, dealers and clearing organizations		360,493
Goodwill		2,417
Intangible assets		3,500
Other assets		4,695
Payable to customers		(472,162)
Accrued expenses and other liabilities		(12,616)
Purchase of business	$	8,700

Assuming this transaction had been made at the beginning of the year, the pro forma results would not be materially different from reported results.

21. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the NFA, and is required to maintain adjusted net capital, as defined, equivalent to the greater of 8% of customer and noncustomer risk maintenance margin requirements on all positions as defined, or $20 million plus 5% of the amount of retail forex balances in excess of $10 million. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC, CFTC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and the CFTC have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2012, the Company had net capital of $312.0 million, which was $291.2 million in excess of its required net capital of $20.8 million.

22. Subsequent Event

Subsequent to December 31, 2012 the Company began a process to actively market the sale of its institutional fixed income business. Although no sale has been consummated as of the date of this filing, the expected sale price will be less than the carrying value of the net assets of the business, resulting in a loss to the Company.

pwc

Report of Independent Accountants

To the Member of Knight Capital Americas LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Knight Capital Americas LLC (the "Company") for the year ended December 31, 2012, which were agreed to by Knight Capital Americas LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Knight Capital Americas LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, item 2B of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment in the amount of $206,760 to check number 003277 dated July 31, 2012, obtained from the Company, noting no differences.
    b. Payment in the amount of $850,801 to check number 003276 dated July 31, 2012, obtained from the Company, noting no differences.
    c. Recalculated the sum of $206,760 and $850,801 and agreed to $1,057,561 reported on page 1, item 2B.
2. Compared the Total revenue amount of $458,885,000 reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total revenue amount of $481,820,012 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012, noting a reconciling difference of $22,935,012. Per discussion with the Company's management and per the Company's working papers, the reconciling difference is comprised of adjustments for eliminations of January through June transactions that become intercompany post-merger, gross ups, FOCUS reclassifications, and one reclassification from expense to revenue due to a misstatement in the FOCUS report, noting a difference of $130.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared $11,672,747 on page 2 of Form SIPC-7 line 2c(2) "Revenues from commodity transactions" to the schedule titled "KCA LLC Combined SIPC 7 2012 WP new" prepared by the Company noting no difference;
    b. Compared $149,726,824 on page 2 of SIPC-7 line 2c(3) "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" to the schedule titled "KCA LLC Combined SIPC 7 2012 WP new" prepared by the Company, noting no difference; and

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

c. Compared $27,760,681 on page 2 of Form SIPC-7 line 2c(9)(i) "Total interest and dividend expenses" to the schedule titled "KCA LLC Combined SIPC 7 2012 WP new" prepared by the Company, noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Calculations reflected on Form SIPC-7:
      i. Recalculated the total deductions of $189,160,252 on page 2, noting no difference; and
      ii. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $292,659,760 and $731,649, respectively, noting no difference;
   b. Calculations reflected in the schedules titled "KCA LLC Combined SIPC 7 2012 WP new" and "KCA LP SIPC 6 2012 WP Revised for SIPC7" obtained in procedure 3:
      i. Recalculated the mathematical accuracy of the amount on page 2, line 2c(2) "Revenues from commodity transactions" of $11,672,747 noting no difference;
      ii. Recalculated the mathematical accuracy of the amount on page 2, line 2c(3) "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $149,726,824 noting no difference;
      iii. Recalculated the mathematical accuracy of the amount on page 2, line 2c(9)(i) "Total interest and dividend expense" of $27,760,681 noting no difference; and
   c. Recalculated the mathematical accuracy of the amount on page 2, line 2c "Total deductions" of $189,160,252 noting no difference.
   d. Recalculated the mathematical accuracy of the amount on page 1, line 2F of $(325,912), "Total assessment balance and interest due (or overpayment carried forward" by subtracting line 2B of $1,057,5612 from line 2A of $731,649.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Knight Capital Americas LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068193 FINRA DEC
KNIGHT CAPITAL AMERICAS LLC 12*12
545 WASHINGTON BLVD
JERSEY CITY NJ 07310-1607

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Timothy P. Dunham/201-557-6886

2. A. General Assessment (item 2e from page 2) $ 731,649

B. Less payment made with SIPC-6 filed **(exclude interest)** (1,057,561)
7-31-2012
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) (325,912)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (325,912)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ NA

H. Overpayment carried forward $(325,912)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
KNIGHT CAPITAL AMERICA'S LP(P) / 048311

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Knight Capital America's LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of February, 20 13.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 481,820,012

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions. 11,672,747

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 149,726,824

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 27,760,681

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) 27,760,681

Total deductions 189,160,252

2d. SIPC Net Operating Revenues $ 292,659,760

2e. General Assessment @ .0025 $ 731,649.

(to page 1, line 2.A.)

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Member of
Knight Capital Americas LLC:

In planning and performing our audit of financial statements of Knight Capital Americas LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2013